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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
~~FORM X-17A-5~~
PART III

SEC FILE NUMBER
8- 20052

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2012 (MM/DD/YY) AND ENDING 12/31/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Church, Gregory, Adams Securities Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

658 Clairemont Avenue
(No. and Street)

Decatur (City) Georgia (State) 30030-1837 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
D. Bruce Church 404-378-4515
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Warren Averett, LLC
(Name – *if individual, state last, first, middle name*)

Six Concourse Pkwy, Ste 600 (Address) Atlanta (City) Georgia (State) 30328 (Zip Code)

[redacted]

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

13012812

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

3/7

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, D. Bruce Church, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Church, Gregory, Adams Securities Corporation, as of 12/31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public 12/27/2013

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CHURCH, GREGORY, ADAMS SECURITIES CORPORATION

FINANCIAL STATEMENTS
AND
SUPPLEMENTAL INFORMATION

For the Year Ended December 31, 2012

with
Independent Auditors' Report

WARREN AVERETT + GH&I
CPAS & CONSULTANTS

CHURCH, GREGORY, ADAMS SECURITIES CORPORATION

TABLE OF CONTENTS

December 31, 2012

WARREN AVERETT + GH&I
CPAS & CONSULTANTS

INDEPENDENT AUDITORS' REPORT

To the Stockholder
Church, Gregory, Adams Securities Corporation
Atlanta, Georgia

We have audited the accompanying statements of Church, Gregory, Adams Securities Corporation which comprise the balance sheet as of December 31, 2012 and the related statements of operations, stockholder's equity, and cash flows for the year then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility
Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

770.396.1100 MAIN
770.393.0319 FAX

Six Concourse Parkway
Suite 600
Atlanta, GA 30328-5351

WARRENAVERETT.COM

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Church, Gregory, Adams Securities Corporation as of December 31, 2012, and the results of its operations and cash flows for the year then ended, in accordance with accounting principles generally accepted in the United States of America.

Report on Supplementary Information
Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information included in the supplementary schedules is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the united States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Warren Averett, LLC

WARREN AVERETT, LLC

February 19, 2013
Atlanta, Georgia

CHURCH, GREGORY, ADAMS SECURITIES CORPORATION

BALANCE SHEET

December 31, 2012

ASSETS

Current Assets		
Cash and cash equivalents (including $14,696 in money market funds)	$	44,046
Accounts receivable		164
TOTAL CURRENT ASSETS		44,210
Property		
Furniture, fixtures and equipment		8,784
Less accumulated depreciation		(8,784)
NET PROPERTY		-
Other Assets		
Marketable securities, at fair value		101,758
TOTAL ASSETS	$	145,968

LIABILITIES AND STOCKHOLDER'S EQUITY

Stockholder's Equity		
Common stock – authorized 50,000 shares at $1 par value 19,800 shares issued and outstanding	$	19,800
Retained earnings		127,818
Accumulated other comprehensive loss		(1,650)
TOTAL STOCKHOLDER'S EQUITY		145,968
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	145,968

The accompanying notes to financial statements are an integral part of these statements.

CHURCH, GREGORY, ADAMS SECURITIES CORPORATION

STATEMENT OF OPERATIONS AND OTHER COMPREHENSIVE INCOME

For the Year Ended December 31, 2012

Revenues		
Commission and advisory income	$	86,473
Interest and dividend income		2,410
TOTAL REVENUES		88,883
Costs and Expenses		
Commission expense		44,000
Office expenses		23,976
Professional and regulatory fees		14,517
Telephone expense		6,700
TOTAL COSTS AND EXPENSES		89,193
Net Loss		(310)
Other Comprehensive Income		
Unrealized gain on marketable securities		17,930
Net Comprehensive Income	$	17,620

The accompanying notes to financial statements are an integral part of these statements.

CHURCH, GREGORY, ADAMS SECURITIES CORPORATION

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

For the Year Ended December 31, 2012

	Common Stock		Retained	Accumulated Other Comprehensive	
	Shares	Amount	Earnings	Income (Loss)	Total
Balance					
December 31, 2011	19,800	$ 19,800	$ 128,128	$ (19,580)	$ 128,348
Comprehensive Income					
Net loss	-	-	(310)	-	(310)
Other comprehensive income – Unrealized gain on marketable securities	-	-	-	17,930	17,930
Balance					
December 31, 2012	19,800	$ 19,800	$ 127,818	$ (1,650)	$ 145,968

The accompanying notes to financial statements are an integral part of these statements.

CHURCH, GREGORY, ADAMS SECURITIES CORPORATION

STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2012

Cash Flows from Operating Activities		
Net loss	$	(310)
Adjustments to reconcile net loss to net cash and cash equivalents required by operating activities:		
Increase in accounts receivable		(164)
Decrease in accounts payable		(23)
Net cash and cash equivalents required by operating activities		(497)
Net Decrease in Cash and Cash Equivalents		(497)
Cash and Cash Equivalents		
Beginning of year		44,543
Cash and Cash Equivalents		
End of year	$	44,046

The accompanying notes to financial statements are an integral part of these statements.

CHURCH, GREGORY, ADAMS SECURITIES CORPORATION

NOTES TO THE FINANCIAL STATEMENTS

December 31, 2012

NOTE A—DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business: Church, Gregory, Adams Securities Corporation (the "Company") was formed on October 8, 1975 primarily for the purpose of qualifying and operating as a broker-dealer of limited partnership interests in real estate partnerships and other securities. The Company has registered with the Securities and Exchange Commission and various states' securities commissions. Pursuant to this registration, the Company must maintain minimum net capital of $50,000 and is not authorized to hold securities or funds for customers.

Basis of Accounting: The Company prepares its financial statements on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States.

Revenue Recognition: Commission and advisory income is recognized when the terms of the sale of investment products and services to customers are substantially complete.

Cash and Cash Equivalents: For purposes of reporting cash flows, cash and cash equivalents include money market accounts and any other highly liquid instruments with a maturity date of three months or less.

Marketable Securities: Management determines an appropriate classification of securities at the time of purchase. Securities to be held for indefinite periods of time are classified as available for sale and are carried at fair value. At December 31, 2012 all investments are classified as available for sale.

Realized gains and losses on dispositions are based on the net proceeds and the adjusted book value of the securities sold, using the specific identification method. Unrealized gains and losses on marketable securities are based on the difference between cost basis and fair value of each security and are reported as accumulated other comprehensive income or loss, a separate component of stockholder's equity.

Valuation of Investments: All securities are held for indefinite periods of time and are classified as available for sale and carried at fair value. The fair value of each investment in the portfolio is determined at the balance sheet date.

NOTE A—DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES—Continued

The Company classifies its investment assets in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 820, *Fair Value Measurements*. FASB ASC 820 establishes a hierarchy of inputs to fair value measurements as follows:

Level 1 – Quoted prices in active markets for identical assets or liabilities
Level 2 – Inputs that are derived principally from or corroborated by observable market data
Level 3 – Inputs that are unobservable and significant to the overall fair value measurement

All of the Company's investments are Level 1 investments.

Property: Property acquired since December 31, 1980 is recorded at cost and was depreciated over a five year estimated useful life using accelerated methods. Property acquired prior to December 31, 1980 was depreciated over a ten year estimated useful life using the straight-line method.

Customer Concentrations: For the year ended December 31, 2012, three customers attributed to 63% of total commission and advisory income.

Income Taxes: The Company has elected to be taxed under the C Corporation rules of the Internal Revenue Code and accounts for income taxes using the asset and liability method in accordance with FASB ASC 740, *Accounting for Income Taxes*.

Management does not believe there are any uncertain tax positions as defined by FASB ASC 740, *Accounting for Income Taxes*. The Company could be subject to income tax examinations for its U.S. Federal tax filings for the current year and previous filings for tax years 2011, 2010, and 2009 still open under the statute of limitations.

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Fair Values of Financial Instruments: Financial instruments are reported at values which the Company believes are not significantly different from fair value. The Company believes no significant credit risk exists with respect to any of its financial instruments.

NOTE A—DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES—Continued

Comprehensive Income: FASB ASC 220, *Reporting Comprehensive Income*, requires the presentation of "comprehensive income," which includes net income (loss) from operations and other comprehensive income or loss items relating to certain other equity transactions, such as appreciation or depreciation of certain investments in marketable securities, net of any realized gains or losses being reported, in current year net income (loss) from operations. Accumulated other comprehensive income (loss) is reported as a separate component of stockholder's equity.

Subsequent Events: The Company has evaluated events and transactions that occurred between December 31, 2012 and February 19, 2013, which is the date the financial statements were available to be issued, for possible recognition or disclosure in the financial statements.

NOTE B—RELATED PARTY TRANSACTIONS

The Company occupies office space which is owned by an affiliate and has an agreement with the affiliate, whereby it reimburses overhead expenses to the affiliate on a discretionary pro rata basis. During 2012, the Company paid occupancy related expenses on behalf of the affiliate in the amount of $19,000 in lieu of office rent.

The Company periodically accrues and pays commissions to its owner on a discretionary basis. Amounts paid to the owner during 2012 aggregated $44,000.

NOTE C—MARKETABLE SECURITIES

At December 31, 2012, marketable securities consisted of U.S. equity securities with a fair value of $101,758, a cost of $103,408 and an accumulated unrealized loss of ($1,650) in the following sectors:

	Fair Value
Consumer goods	$ 36,250
Industrial goods	10,495
Services	34,115
Financial	20,898
	$ 101,758

NOTE D—INCOME TAXES

The Company's tax returns are filed using the cash basis of accounting; whereas, the financial statements are prepared using the accrual basis. Additionally, marketable securities are valued at fair value for financial statement purposes and are carried at historical cost for income tax purposes.

No deferred income tax provision has been recorded since it is the Company's policy to pay out commissions to the owner in an amount sufficient to eliminate any taxable income. There was no taxable income for 2012.

NOTE E—NET CAPITAL REQUIREMENT

The Company, as a registered broker-dealer in securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). The Company has elected to operate under that portion of the Rule which requires that the Company maintain a minimum "net capital" of $50,000 as those terms are defined in the Rule. Reference Supplemental Information of this report.

SUPPLEMENTAL INFORMATION

CHURCH, GREGORY, ADAMS SECURITIES CORPORATION

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

December 31, 2012

Computation of Net Capital		
Total stockholder's equity	$	145,968
Less non-allowable assets		-
Net capital before haircuts and undue concentrations		145,968
Less haircuts on money market funds		(294)
Less haircuts on marketable securities		(15,264)
Less undue concentrations on marketable securities		(4,193)
Net capital	$	126,217
Computation of Aggregate Indebtedness		
Liabilities	$	-
Computation of Minimum Net Capital Requirement		
Minimum net capital requirement	$	50,000
Net capital		126,217
Excess net capital	$	76,217
Percentage of aggregate indebtedness to net capital		0%

Pursuant to Rule 17a-5(d)(4), no material differences were noted from the Company's computation, therefore a reconciliation is not considered necessary.

See accompanying notes and independent auditors' report.

WARREN AVERETT + GH&I
CPAS & CONSULTANTS

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

To the Board of Directors
Church, Gregory, Adams Securities Corporation

In planning and performing our audit of the financial statements and supplemental schedules of Church, Gregory, Adams Securities Corporation as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for the safeguarding of securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3 (specifically subparagraph (k)(2)(i)). Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the

770.396.1100 MAIN
770.393.0319 FAX

Six Concourse Parkway
Suite 600
Atlanta, GA 30328-5351

WARRENAVERETT.COM

WARREN AVERETT + GHKI

practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of control deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Warren Averett, LLC

WARREN AVERETT, LLC

February 19, 2013
Atlanta, Georgia

WARREN AVERETT + GHS

CPAS & CONSULTANTS